[PFPC INC LETTERHEAD]

April 25, 2003

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Withdrawal of 485APOS
	(Accession No.:  0000893220-03-000653)
	WT Mutual Fund
	CIK No.: 0000927413
	1933 Act file No.: 033-84762
	1940 Act File No.: 811-08648

Dear Ms. Cole:

We respectfully request that the post-effective amendment on Form N-1A filed and accepted on April 17, 2003 (Accession No.:
0000893220-03-000653) (the "Filing") be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

Due to a clerical error, the Filing was inadvertently submitted under WT Mutual Fund's EDGAR access codes. The Filing was actually a post-effective amendment to the registration statement of another filer, on whose behalf we intended to make the Filing. The filing agent for the other filer resubmitted the post-effective amendment using the correct EDGAR access codes on April 17, 2003 and the resubmitted filing was accepted on April 18, 2003 (Accession #: 0000893220-03-000656). The post-effective amendment has not been declared effective and is currently awaiting your review. No securities have been sold in connection with the Filing or the resubmitted filing. We believe that withdrawal of the Filing is the appropriate course of action and consistent with the public interest and the protection of investors.

Please contact the undersigned at (302) 791-1763 or Linda R.
Ridolfi at (302) 791-1765 with any questions or comments you may have about this filing.

Very truly yours,

/s/Lisa M. King
Lisa M. King